                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                           BIGSTAR ENTERTAINMENT, INC.
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  089896104000
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                                 (CUSIP number)

                              ROBERT L. FROME, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 10, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the NOTES).

-----------------------------                  ---------------------------------
CUSIP No. 089896104000               13D            Page 2 of 9 pages
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================================================================================
        1        NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     BS ACQUISITION GROUP, LLC
--------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3        SEC USE ONLY
--------------------------------------------------------------------------------
        4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF          7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      965,200
 OWNED BY
 EACH
 REPORTING
 PERSON WITH     ---------------------------------------------------------------

                      8      SHARED VOTING POWER

                                    0
                 ---------------------------------------------------------------

                      9      SOLE DISPOSITIVE POWER

                                    965,200
                 ---------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       965,200
--------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       12.13%
--------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                       CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 089896104000               13D            Page 3 of 9 pages
-----------------------------                  ---------------------------------

================================================================================
        1         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      RUBEN AZRAK
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3         SEC USE ONLY
--------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF            7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                       965,200
  OWNED BY
    EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                      8      SHARED VOTING POWER

                                   0
                  --------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                   965,200
                  --------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                       965,200
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       12.13%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                  ---------------------------------
CUSIP No. 089896104000               13D            Page 4 of 9 pages
-----------------------------                  ---------------------------------

The  following  constitutes  the  Schedule  13D  filed by the  undersigned  (the
"Schedule 13D").

Item 1.          Security and Issuer.
                 -------------------

            This  statement  relates  to shares of the common  stock,  $.001 par value per share ("Common Stock"), of BigStar Entertainment, Inc. (the "Issuer").
The principal  executive  offices of the Issuer are located at 19 Fulton Street,
5th Floor, New York, New York 10038.

Item 2.          Identity and Background.
                 -----------------------

            Items  2(a),  2(b) and 2(c) This  Statement  is jointly  filed by BS
Acquisition  Group, LLC ("BS"), a Delaware limited  liability  company and Ruben
Azrak (together with BS, the "Reporting Persons").

            The principal  business of BS is investing.  Ruben Azrak is the sole managing  member of BS. The principal place of business of each of the Reporting
Persons is 1385 Broadway, Suite 1407, New York, New York 10018.

            Item 2(d) During the last five years,  none of the Reporting Persons have been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

            Item 2(e) During the last five years,  none of the Reporting Persons have been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f) Ruben Azrak is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

            The aggregate  purchase  price of the 965,200 shares of Common Stock acquired by BS was $161,152.50 and was paid for by using its working capital.

Item 4.          Purpose of Transaction.
                 ----------------------

            The Reporting  Persons purchased the shares of Common Stock based on the  Reporting  Persons'  belief  that the shares at current  market  prices are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional  shares  desirable,  the Reporting Persons may  endeavor to increase  their  position  in the Issuer  through,  among other things,  the purchase of shares of Common Stock on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

-----------------------------                  ---------------------------------
CUSIP No. 089896104000               13D            Page 5 of 9 pages
-----------------------------                  ---------------------------------

            The Issuer's  2001 annual meeting is scheduled for June 5, 2001. The
Reporting  Persons  believe that the  Issuer's  current  Board of Directors  has operated the Issuer in a manner which has resulted in continual and  significant net losses which have adversely  affected the price of the Issuer's Common Stock and the value of the Company. The Common Stock has decreased in value from $8.19 per share at August 25, 1999 to a current  market price of $0.17 per share.  The
Reporting Persons are evaluating  various  alternatives that they might consider in order to influence the  performance  of the Issuer and the  activities of the
Board of Directors.  The Reporting  Persons intend to communicate with the Board of Directors of the Issuer and certain stockholders concerning their involvement in the Issuer  and the  cooperation  of the Board of  Directors.  The  Reporting
Persons  reserve the right to seek Board  representation  at the upcoming annual meeting by written consent or otherwise.

            Except as set forth herein or such as would occur upon completion of any of the actions  discussed above, no Reporting Person has any present plan or proposal  which  would  relate to or result in any of the  matters  set forth in subparagraphs  (a) - (j) of Item 4 of Schedule  13D. In addition,  BS intends to review its investment in the Issuer on a continuing basis.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities  market and general economic and industry  conditions,  BS may in the future take such  actions  with  respect to its  investment  in the Issuer as it deems  appropriate  including,  without  limitation,  communicating  with  other stockholders,  seeking  Board  representation,  making  proposals  to the Issuer
concerning  the  capitalization   and  operations  of  the  Issuer,   purchasing
additional shares of Common Stock or selling some or all of its shares of Common
Stock or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

            Item  5(a) The  aggregate  percentage  of  shares  of  Common  Stock reported  owned  by  the  Reporting  Persons  is  based  upon  7,956,115  shares outstanding,  which is the total number of shares of Common Stock outstanding as reported in the Issuer's  Quarterly  Report on Form 10-Q for the fiscal  quarter ended March 31, 2001,  filed with the Securities and Exchange  Commission on May
14, 2001.

            Item  5(b)  As of  the  close  of  business  on  May  18,  2001,  BS beneficially  owned 965,200 shares of Common Stock,  constituting  approximately
12.13% of the shares outstanding. Mr. Azrak beneficially owned 965,200 shares of
Common Stock, constituting  approximately 12.13% of the shares outstanding.  Mr.
Azrak has sole voting and  dispositive  power with respect to the 965,200 shares owned by BS by virtue of his  authority to vote and dispose of such shares.  All of such shares were acquired in open-market transactions.

            Item 5(c) Schedule A annexed  hereto lists all the  transactions  in the Issuer's Common Stock during the past 60 days.

            Item 5(d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

-----------------------------                  ---------------------------------
CUSIP No. 089896104000               13D            Page 6 of 9 pages
-----------------------------                  ---------------------------------

            Item 5(e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.
            --------------------------------------------------------------------

            None.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

(a)         Joint  Filing  Agreement  dated as of May 21, 2001 among Ruben Azrak and BS.

-----------------------------                  ---------------------------------
CUSIP No. 089896104000               13D            Page 7 of 9 pages
-----------------------------                  ---------------------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2001
                                          BS ACQUISITION GROUP, LLC

                                          By: /s/ Ruben Azrak
                                              --------------------------------
                                              Ruben Azrak, Managing  Member

                                          /s/ Ruben Azrak
                                          --------------------------------------
                                          Ruben Azrak

-----------------------------                  ---------------------------------
CUSIP No. 089896104000               13D            Page 8 of 9 pages
-----------------------------                  ---------------------------------

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)  under the Securities  Exchange Act of 1934, as amended,  the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 21, 2001 (including  amendments thereto)  with respect to the Common Stock of BigStar  Entertainment,  Inc. This
Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  May 21, 2001

                                          BS ACQUISITION GROUP, LLC

                                          By: /s/ Ruben Azrak
                                              --------------------------------
                                              Ruben Azrak, Managing  Member

                                          /s/ Ruben Azrak
                                          --------------------------------------
                                          Ruben Azrak

-----------------------------                  ---------------------------------
CUSIP No. 089896104000               13D            Page 9 of 9 pages
-----------------------------                  ---------------------------------

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------

      Shares of Common Stock               Price Per           Date of
            Purchased                      Share($)            Purchase
            ---------                      --------            --------

                            BS Acquisition Group, LLC

             33,000                            .20              3/16/01
              5,000                            .19              3/21/01
             18,000                            .20              3/22/01
             48,500                            .19              3/27/01
             30,000                            .185             3/29/01
             79,000                            .185             3/30/01
             26,400                            .1875            4/2/01
             63,000                            .175             4/2/01
             20,500                            .17              4/3/01
             27,000                            .17              4/4/01
             38,000                            .1625            4/10/01